

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Carl Daikeler
Chief Executive Officer
Beachbody Company, Inc.
400 Continental Blvd, Suite 400
El Segundo, CA 90245

      Re: Beachbody Company, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2024
           File No. 333-276681

Dear Carl Daikeler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Brent T. Epstein